UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                           ☒                                    Form 40-F                                           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                                                                    No                                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
PRESS RELEASE	Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS HAS STRONG FIRST QUARTER 2006

•                  Gross revenues increase 29%, of which 9% is organic growth

•                  Organic growth in all service areas at a good level

•                  Recovery of Dutch market continues

•                  Net income from operations increases 60%

•                  Outlook for full year 2006 continues to be positive

ARNHEM, THE NETHERLANDS – May 9, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, today reported strong results for the first quarter of 2006. Gross revenues rose 29% to € 287 million. Excluding currency effects the increase was 24%. At 9%, organic growth was well above the company’s target of 5%. Net income from operations increased 60% to € 9.4 million, as a result of activity growth, further profit improvement in the Netherlands and good results in from companies acquired last year. The margin (EBITA as a percentage of net revenue) increased to 7.9% compared to 6.4% in the same period last year.

CEO Harrie Noy commented on the results: “Our strong organic growth is the result of continued favorable developments in the environmental market, the increase of services for private sector clients in the facilities market and the continuing recovery of the Dutch infrastructure market. It is encouraging that after years of decline, the Dutch activities are showing healthy growth again. Through changes in the portfolio and expansion of services higher in the value chain, we have structurally improved our margin. The cooperation with Blasland, Bouck & Lee, which was acquired last year, is progressing well and is yielding synergies more quickly than expected both in the United States and other countries.”

Key figures

	First quarter
Amounts x € 1 million, unless otherwise noted	2006	2005
Gross Revenue	287	223	29%
EBITA	16.1	10.4	55%
Net income	7.7	5.5	39%
Net income per share (in €) (1)	0.38	0.27	39%
Net income from operations (2)	9.4	5.9	60%
Net income from operations per share (in €) (1),,(2)	0.47	0.29	60%

(1)          In 2006 based on 20.2 million  shares outstanding (in 2005: 20.3 million).

(2)          Before amortization and non-operational items

Analysis

Of the 29% growth in gross revenue, 5% was currency effect, caused by the higher exchange rates of the U.S. dollar and Brazilian real. Acquisitions and divestments on balance contributed 15%. Organic growth of 9% in part resulted from improved market conditions in the Netherlands. Here, activities grew in all service areas, resulting in more than 10% growth. In addition, predominantly the United States, Brazil, Belgium and France contributed to organic growth. In Poland, order intake was high, but procedures caused project delays.

EBITA rose 55%. Acquisitions and divestments on balance contributed 35%, while the currency effect was 7% positive. The organic increase was 13%, resulting from increased activity levels combined with margin improvement. Market recovery triggered improved profitability in the Netherlands.

Financing charges were impacted negatively by € 0.9 million related to financial instruments for hedging currency and interest risks. The resulting effect on net income was € 0.7 million. Excluding this effect and before amortization, net income from operations increased 60%. This is more than the increase in EBITA, primarily driven by the higher contribution of non-consolidated participations for energy projects in Brazil.

Developments by service area

The figures mentioned below relate to gross revenue developments, and discuss the comparison between the first three months of 2006 and the same period last year.

•                  Infrastructure

Gross revenue decreased slightly due to earlier divestments. The currency effect was 5% positive. Organic gross revenue growth was more than 5% and came from almost all countries. The strongest growth was achieved in Brazil. In the United States growth continued at a good level. Although the pace of growth in the market for land development slowed somewhat, the market for roads and tunnels is expanding. In the Netherlands, recovery in the municipal market and improvement of rail infrastructure yielded healthy organic growth.

•                  Environment

Gross revenue in this service area doubled, mainly through the acquisitions of BBL and Greystone. The currency effect was 7% positive. Organic growth was 12%, thanks to continued growth in traditional consulting work and increasing services on GRiP® projects in the U.S. with a high relative amount of subcontracting. Synergy with BBL and Greystone through exchange of specialty expertise and client relationships resulted in additional contracts. In South America, investments in mining increased the demand for environmental consultancy. In Europe, growth was mainly achieved in the Netherlands and the United Kingdom.

•                  Facilities

Gross revenue rose by more than 25%, mainly through the acquisition of the U.K.-based project management firm AYH. The currency effect was 2% positive. Organic growth was well over 10%, mainly as a result of the facility management contract with DSM and Sabic. Private sector investments resulted in growth in Belgium, France and Brazil. Because of continued poor results, the detailed engineering activities in Germany were stopped.

Outlook

The recovery of the Dutch infrastructure market is expected to continue. The growing economy also creates additional room for infrastructure investments in other European countries. In the United States the federal program SAFETEA is having a positive impact on the market, while in Brazil investments from the government and the private sector are creating a lot of work. In the environmental market, GRiP® and the expansion of services for private sector companies, partly as a result of synergy with BBL, are providing an excellent basis for further growth. In the facilities service area growth should mainly come from expansion of management services as a result of outsourcing by companies, as well as providing project management services for international real estate investors.

After the first quarter, ARCADIS announced that Biógas, a partnership in which ARCADIS Logos has a 33.3% stake, has sold 1 million carbon credits from the biogas installation on the Bandeirantes landfill near São Paulo. These credits will be supplied in 2006 and 2007, at a price to be based on the futures price per year-end 2007. Over the period up to and including 2012, Biógas expects to have a total yield of 4 million carbon credits, based on current projections. ARCADIS’ share in the profits will amount to 16.7%.

Because of its NASDAQ quotation, ARCADIS has to be compliant with Sarbanes-Oxley (SOX 404) by the end of 2006. In addition, the BBL integration requires a substantial effort this year. Total associated out of pocket expenses in 2006 are estimated at € 3 to 4 million.

CEO Harrie Noy concludes “The outlook for full year 2006 is positive. Market conditions for ARCADIS are favorable. Recent acquisitions offer good opportunity for growth of our services through synergy. We will continue our acquisition strategy, but expect a lower pace than in 2005. Barring unforeseen circumstances, we expect continued growth in revenues and profits for 2006.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

More information: Joost Slooten at ARCADIS *31-26-3778604; e-mail j.slooten@arcadis.nl.

— Tables follow —

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN EUR

	First quarter	First quarter
Amounts in millions, except per share amounts	2006	2005
Gross revenue	287.3	223.1
Materials, services of third parties	81.8	61.1
Net revenue	205.5	162.0
Operational cost	185.2	147.9
Depreciation	4.2	3.7
EBITA	16.1	10.4
Amortization identifiable intangible fixed assets	1.6	0.3
Operating income	14.5	10.1
Financing income/expenses net	(2.0)	(0.7)
Income before taxes	12.5	9.4
Taxes	(4.5)	(3.5)
Income after taxes	8.0	5.9
Income from non-consolidated companies	0.1	0.0
Group income after taxes	8.1	5.9
Minority interest	(0.4)	(0.4)
Net income	7.7	5.5
Amortization identifiable intangible fixed assets	1.0	0.3
Effects of financial instruments	0.7	—
Non-recurring effects	—	0.1
Net income from operations	9.4	5.9
Net income per share	0.38	0.27
Net income per share Diluted	0.36	0.27
Net income from operations per share	0.47	0.29
Net income from operations per share Diluted	0.45	0.28
Number of shares outstanding (in thousands)	20,246	20,280

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN US$

		First quarter	First quarter
Amounts in millions, except per share amounts		2006	2005
Gross revenue		345.4	292.5
Materials, services of third parties		98.3	80.1
Net revenue		247.1	212.4
Operational cost		222.7	193.8
Depreciation		5.0	4.9
EBITA		19.4	13.7
Amortization identifiable intangible fixed assets		1.9	0.5
Operating income		17.5	13.2
Financing income/expenses net		(2.4)	(0.9)
Income before taxes		15.1	12.3
Taxes		(5.5)	(4.5)
Income after taxes		9.6	7.8
Income from non-consolidated companies		0.1	(0.1)
Group income after taxes		9.7	7.7
Minority interest		(0.5)	(0.5)
Net income		9.2	7.2
Amortization identifiable intangible fixed assets		1.3	0.4
Effects of financial instruments		0.8	—
Non-recurring effects		—	0.1
Net income from operations		11.3	7.7
Net income per share		0.46	0.36
Net income per share Diluted		0.44	0.35
Net income from operations per share		0.56	0.38
Net income from operations per share Diluted		0.54	0.37
Number of shares outstanding (in thousands)		20,246	20,280
Dollar exchange rate 1st quarter	EUR 1=	$1.20	$1.31
Dollar exchange rate 2nd quarter	EUR 1=		$1.26
Dollar exchange rate 3rd quarter	EUR 1=		$1.22
Dollar exchange rate 4th quarter	EUR 1=		$1.19

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	March 31, 2006	December 31, 2005
ASSETS
Non-current assets *)	219.6	217.1
Current assets	419.6	433.0
TOTAL	639.2	650.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	288.8	303.8
Long term debt	113.4	116.1
Provisions	43.8	42.1
Total equity	193.2	188.1
TOTAL	639.2	650.1

*) Including capitalized goodwill	117.2	116.0

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR

	First quarter 2006	First quarter 2005
Shareholders’ equity at January 1	176.2	136.4
Changes:
Net income current period	7.7	5.5
Expenses granted options	0.3	—
Options exercized	0.5	0.5
Purchase own stock	(2.0)	(0.9)
Exchange rate differences	(1.2)	2.8
Other changes	—	—
Shareholders’ equity at balance sheet date	181.5	144.3

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	March 31, 2006	December 31, 2005
ASSETS
Non-current assets *)	265.8	256.2
Current assets	507.9	510.8
TOTAL	773.7	767.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	349.6	358.4
Long term debt	137.2	137.0
Provisions	53.0	49.7
Total equity	233.9	221.9
TOTAL	773.7	767.0

*) Including capitalized goodwill	141.9	136.8

Calculated with US dollar rate of EUR 1.00 = US$:	1.21	1.18

CHANGES IN SHAREHOLDERS’ EQUITY IN US$

	First quarter 2006	First quarter 2005
Shareholders’ equity at January 1	207.9	185.8
Changes:
Net income current period	9.2	7.2
Expenses granted options	0.3	0.0
Options exercized	0.6	0.6
Purchase own stock	(2.4)	(1.2)
Exchange rate differences	4.1	(5.3)

Shareholders’ equity at balance sheet date	219.7	187.1

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts in millions	First quarter 2006	First quarter 2005
Net income	7.7	5.5
Depreciation and amortization	5.7	4.1
Gross cash flow	13.4	9.6
Net working capital	(26.4)	(23.2)
Other changes	1.9	1.7
Total operational cash flow	(11.1)	(11.9)
Investments/divestments (net) in:
(In)tangible fixed assets	(4.0)	(2.1)
Acquisitions/divestments	(4.0)	(0.2)
Financial assets	(2.1)	(0.6)
Total investing activities	(10.1)	(2.9)
Total financing activities	5.0	1.6
Change in cash and equivalents	(16.2)	(13.2)
Cash at January 1	73.9	48.2
Cash at balance sheet date	57.7	35.0

ARCADIS NV
CONDENSED CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts in millions	First quarter 2006	First quarter 2005
Net income	9.2	7.2
Depreciation and amortization	6.9	5.3
Gross cash flow	16.1	12.5
Net working capital	(32.0)	(30.1)
Other changes	2.3	2.2
Total operational cash flow	(13.6)	(15.4)
Investments/divestments (net) in:
(In)tangible fixed assets	(4.8)	(2.7)
Acquisitions/divestments	(4.8)	(0.3)
Financial assets	(2.6)	(0.7)
Total investing activities	(12.2)	(3.7)
Total financing activities	6.2	1.9
Change in cash and equivalents	(19.6)	(17.2)
Cash at January 1	87.2	65.7
Conversion difference January 1 amount	2.2	(3.2)
Cash at balance sheet date	69.8	45.3

#.#.#.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 10, 2006	By:	/s/ C.M. Jaski
C.M. Jaski
Member Executive Board